SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Franklin Street Properties Corp.
-----------------------------------------------------------------
(Name of Issuer)

Common Stock, par value $.0001 per share
-----------------------------------------------------------------
(Title of Class of Securities)

35471F102
-------------------------------
(CUSIP Number)

Barry Silverstein
5111 Ocean Boulevard, Suite C
Sarasota, FL 34242
(941) 349-9200
----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 8, 2009
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.
____________________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471F102	13D	Page 2 of 6 Pages

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  1     NAMES OF REPORTING PERSONS

        Silverstein Investments Limited Partnership III
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                            3,592,168
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8   SHARED VOTING POWER
 BENEFICIALLY               0
   OWNED BY      ---------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING                0
  PERSON WITH    ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                            3,592,168
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,592,168
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

CUSIP No. 35471F102	13D	Page 3 of 6 Pages

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS

        Barry Silverstein
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                            1,319,166
   NUMBER OF     ---------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY               37,740
   OWNED BY      ---------------------------------------------------------------
     EACH          9   SOLE DISPOSITIVE POWER
   REPORTING                1,319,166
  PERSON WITH    ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                            4,188,415.5
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,507,581.5
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP No. 35471F102	13D	Page 4 of 6 Pages

SCHEDULE 13D

This statement constitutes Amendment No. 2 to the Schedule 13D filed on June 25, 2004, as amended by Amendment No. 1 filed on May 3, 2005. The following items in the Schedule 13D are hereby amended to include the following information.

Item 4.  Purpose of Transaction.

The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  However, one or both of the Reporting Persons may determine to purchase additional shares of the Issuer’s common stock (the “Common Stock”) or sell some or all of the shares of Common Stock held by such person in the open market, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.

Item 5. Interest in Securities of the Issuer.

(a) The percentages set forth in this Item 5 are based on 70,480,705 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the three months ended March 31, 2009.

Silverstein Investments Limited Partnership III (“SILP III”) directly owns 3,592,168 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock.

S.B. Investment Management, Inc. and Mr. Blechner indirectly own 4,682,113 shares of Common Stock representing approximately 6.6% of the outstanding Common Stock, which consists of 27,070 shares of Common Stock owned by Silverstein Investments Limited Partnership (“SILP”) of which Mr. Silverstein is the sole limited partner and S.B. Investment Management, Inc. is the general partner, 1,062,875 shares of Common Stock held by Silverstein Investments Limited Partnership II (“SILP II”), and 3,592,168 shares of Common Stock held by SILP III.

Mr. Silverstein indirectly owns 5,507,581.5 shares of Common Stock representing approximately 7.8% of the outstanding Common Stock, which includes 3,592,168 shares of Common Stock are held by SILP III, 743,311 shares of Common Stock held by MSTB Family Limited Partnership, 531,437.5 shares of Common Stock held by SILP II, 494,856 shares of Common Stock held by JMB Family Limited Partnership, 80,999 shares of common stock held by Silverstein Family Limited Partnership 2002, Ltd., 37,740 shares of Common Stock held by Mr. Silverstein’s spouse, and 27,070 shares of Common Stock held by SILP I.

(b) SILP III has sole voting power with respect to its 3,592,168 shares of Common Stock.

S.B. Investment Management, Inc. and Mr. Blechner have sole voting and shared dispositive power with respect to 4,682,113 shares of Common Stock.

Mr. Silverstein has sole voting power and sole dispositive power with respect to 1,319,166 shares of Common Stock and shared dispositive power and no voting power with respect to 3,619,195 shares of Common Stock. In addition, Mr. Silverstein may share voting power of 37,740 shares of Common Stock beneficially owned by his wife and dispositive power of 569,177.5 shares of Common Stock beneficially held by his wife.

CUSIP No. 35471F102	13D	Page 5 of 6 Pages

(c) The following table sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Reporting Persons.  All such transactions were sales by SILP III of shares of Common Stock effected in the open market.

Trade Date	Number of Shares	Weighted-Average Price Per Share

May 4, 2009	200,000	$13.28
May 5, 2009	50,000	$13.25
May 6, 2009	150,100	$13.37
May 8, 2009	337,036	$13.18

(d) Various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons. Of such persons, S.B. Investment Management, Inc., as the general partner of SILP, SILP II and SILP III, has the power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock beneficially owned by the Reporting Persons in excess of 5% of the outstanding shares of Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

               Exhibit 1      Joint Filing Agreement by and between Silverstein
                              Investments Limited Partnership, III and Barry
                              Silverstein, dated June 24, 2004*

               Exhibit 2      Agreement and Plan of Merger among Franklin Street
                              Properties Corp. and thirteen real estate
                              investment trusts, dated as of January 14, 2003,
                              which is incorporated herein by reference to
                              Exhibit 2.1 of Franklin Street Properties Corp.'s
                              Report on Form 8-K filed on January 15, 2003**

               Exhibit 3      Limited Partnership Agreement of Silverstein
                              Investments Limited Partnership, III, dated as of
                              September 28, 2000*

               Exhibit 4      Limited Partnership Agreement of Silverstein
                              Investments Limited Partnership, II, dated
                              November 22, 1999, as amended on September 16,
                              2003 and March __, 2004*

               Exhibit 5      Limited Partnership Agreement of JMB Family
                              Limited Partnership, dated May 23, 2001*

               Exhibit 6      Limited Partnership Agreement of MSTB Family
                              Limited Partnership, dated May 23, 2001*

               Exhibit 7      Limited Partnership Agreement of Silverstein
                              Family Limited Partnership 2002, Ltd., dated May
                              17, 2002*

               Exhibit 8      Indenture of Trust for the JM Silverstein 2003
                              CLAT by and between Barry Silverstein, Trudy
                              Silverstein and Dennis McGillicuddy, dated
                              September 22, 2003*

CUSIP No. 35471F102	13D	Page 6 of 6 Pages

               Exhibit 9      Indenture of Trust for the Mark S. Silverstein
                              2003 CLAT by and between Barry Silverstein, Mark
                              Shale Silverstein and Dennis McGillicuddy, dated
                              September 22, 2003*

               Exhibit 10     Indenture of Trust for the Susan S. Potter 2003
                              CLAT by and between Barry Silverstein, Mark Shale
                              Silverstein and Dennis McGillicuddy, dated
                              September 22, 2003*

               Exhibit 11     Indenture of Trust for the Thomas Benjamin
                              Silverstein 2003 CLAT by and between Barry
                              Silverstein, Mark Shale Silverstein and Dennis
                              McGillicuddy, dated September 22, 2003*

               Exhibit 12     Agreement and Plan of Merger among Franklin Street
                              Properties Corp. and four real estate
                              investment trusts, dated as of August 13, 2004,
                              which is incorporated herein by reference to
                              Exhibit 2.1 of Franklin Street Properties Corp.'s
                              Report on Form 8-K filed on August 13, 2004.**

               Exhibit 13     Limited Partnership Agreement of Silverstein
                              Investments Limited Partnership dated as of
December 28, 1998, as amended on October 5, 1999.***

* - Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on June 25, 2004.

** - Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on May 3, 2005.

*** - Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 18, 2009

                         By:   /s/ Barry Silverstein
                             ---------------------------
                             Barry Silverstein

                         SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP III

                         S.B. Investment Management, Inc.
                         General Partner

                         By:   /s/ Steven Blechner
                             ---------------------------
                             Steven Blechner
                             President, S.B. Investment Management, Inc.

Exhibit 13

LIMITED PARTNERSHIP AGREEMENT

OF

SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP,
A Delaware limited partnership

TABLE OF CONTENTS

Page No.

ARTICLE I

FORM AND INTERPRETATION	-5-
Definitions	-5-
Captions and Certain Terms	-9-
Severability	-9-
Limitation of Grant	-9-

ARTICLE II

ORGANIZATION OF PARTNERSHIP	-9-
Formation, Name, Office and Registered Agent	-9-
Purpose of Partnership	-10-
Term of Partnership	-11-
Authorized Acts	-11-
Co-Ownership of Partnership Interests	-12-
Representations and Warranties of the Limited Partners	-12-

ARTICLE III

PARTNERSHIP CAPITAL	-14-
Capital Contributions	-14-
Capital Account	-15-
Expenses Paid by Partners	-16-
Loans by Partners; Restrictions on Borrowing	-16-

ARTICLE IV

PROFITS AND LOSSES AND TAXABLE INCOME AND TAXABLE LOSS	-16-
Allocations	-16-

ARTICLE V

DISTRIBUTIONS, WITHDRAWALS AND LOANS	-18-
Distributions	-18-
Limitation on Distributions to Partners	-20-

ARTICLE VI

AUTHORITY, DUTIES, AND LIABILITIES OF PARTNERS	-20-
Duties of Managing General Partner	-20-
Managing General Partner’s Fees and Expenses	-20-
Authority of Managing General Partner	-21-
Special Limitation	-23-
Dealing with Affiliates	-23-

Indemnification of General Partner	-23-
Liability of Limited Partners	-23-
Authority of Limited Partners and Non-Managing General Partners	-24-

ARTICLE VII

TRANSFER OF PARTNERSHIP INTERESTS	-24-
Limited Partners	-24-
General Partner	-24-
Restriction on Transfer	-24-
Admission of Substitute Partner	-25-
Rights of Partner After Assignment and Substitution	-26-
Allocations and Distributions After Assignment	-26-

ARTICLE VIII

RETIREMENT, WITHDRAWAL, OR REMOVAL OF PARTNERS	-26-
Withdrawal of General Partner or Limited Partner	-26-
Retirement, Removal, or Withdrawal of Managing General Partner	-27-
Retirement of Limited Partner	-28-
Rights of Partner After Retirement, Removal, or Withdrawal	-28-

ARTICLE IX

DISSOLUTION	-28-
Events of Dissolution	-28-
Winding-Up and Distributions	-28-
Distribution of Liquidation Proceeds and Assets and Allocation of Gains and Losses	-29-
Limitation of Liability of Partners	-30-
Waiver of Right of Partition of Assets	-30-

ARTICLE X

ACCOUNTING YEAR, BOOKS, RECORDS, AND REPORTS	-30-
Books and Records	-30-
Reports	-30-
Bank Accounts	-31-
Tax Elections	-31-
Accounting Method and Fiscal Year	-31-

ARTICLE XI

GENERAL PROVISIONS	-31-
Power of Attorney	-31-
Partnership Contracts	-32-
Conveyances	-32-
Notices	-32-

Consents	-32-
Meetings	-33-
Binding Effect; Counterparts	-33-
Choice of Law	-34-
Complete Agreement; Modification	-34-
Evidence of Partnership Interests	-34-
Tax Matters Partner	-34-
Gender and Number	-34-
Title	-34-

SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP AGREEMENT

This Limited Partnership Agreement (“Agreement”) is entered into, pursuant to the provisions of the Delaware Uniform Limited Partnership Act, and shall be retroactively effective as of the date of filing of the Certificate of Limited Partnership with the Delaware Secretary of State, by Carol Allison, who was the initial Managing General Partner, Carol Allison has since resigned and been replaced by Steven Blechner, a resident of Massachusetts whose address is 40 Harvestwood Drive, West, Bridgewater, MA 02379 (as the “Managing General Partner”).  Barry Silverstein, whose address is 5111 Ocean Boulevard, Suite C, Sarasota, Florida 33581 is the only limited partner in the Partnership.  This agreement is on the following terms and conditions:

ARTICLE I

FORM AND INTERPRETATION

1.           Definitions.  The following capitalized terms, as used in this Agreement and in the attached exhibits, which constitute a part of this Agreement, have the meanings ascribed to them below and include the plural as well as the singular number:

“Act” means the Delaware law pertaining to Limited Partnerships, as amended, or any subsequent Delaware law concerning partnerships that are enacted in substitution for the Act.

“Affiliate” of a Partner means (1) another Partner of the Partnership; (2) a legal or personal representative of any Partner; (3) the Partner’s lineal descendants and spouse (other than a spouse who is legally separated from the Partner under a decree of divorce or separate maintenance); (4) a trustee of a trust for the benefit of any Person referred to in clause (1), (2) or (3); (5) a Person, other than an individual, of which 80% or more of the voting or equity interests is owned directly or indirectly by a Partner and/or one or more of the Persons referred to in clauses (1) through (4); (6) a Person owning 80% or more of the voting or equity interests of a Partner that is not an individual; or (7) a Person other than an individual, 80% or more of the voting or equity interests of which is owned by the same Person that owns 80% or more of the voting or equity interests of a Partner that is not an individual.

“Agreement” means this Limited Partnership Agreement as originally executed and as subsequently amended or supplemented from time to time in accordance with section 54.

“Assignment” means a sale, exchange, gift, pledge, transfer or disposition of any kind whatsoever and, in the case of a Person that is not an individual, it includes the sale, exchange, pledge, transfer or disposition of a majority of either voting control or the equity interests in such Person.

“Bankruptcy” means taking advantage of any bankruptcy or insolvency act (including the Bankruptcy Reform Act of 1978 or similar law, and also any proceeding under state or local insolvency or debtor relief laws), or a final adjudication of insolvency or an assignment of a major portion of a Person’s assets for the benefit of creditors.

“Capital Account” has the meaning set forth in section 12.

“Capital Contribution” means the total amount of cash, and net fair market value of securities and other property contributed by a Partner to the equity of the Partnership, or agreed to be contributed by a Partner to the equity of the Partnership, pursuant to section 11(a), and reduced by any return of capital to the Partner within the meaning of section 11(c).  Any reference in this Agreement to the Capital Contribution of either a Partner or an assignee of a Partner shall include the Capital Contribution of any prior Partner to whose Partnership Interest the then existing Partner or assignee succeeded.

“Cash Flow” means the excess of cash derived by the Partnership from all sources, including from capital contributions, loans, sales of securities and other activities, (but excluding cash derived from the winding-up and liquidation of the Partnership pursuant to section 37) over the sum of all cash disbursements, including repayments of loans from Partners, loans to Partners for the Partnership, and distributions to Partners pursuant to section 16(a) or (b) (but excluding disbursements pursuant to section 16(c), plus a reasonable allowance for reserves for repairs, investments in Property (including Marketable Securities), replacements, contingencies and anticipated obligations (including debt service, capital improvements and replacements to the extent not funded by reserves) as reasonably determined by the Managing General Partner.  Notwithstanding the preceding sentence, in determining the reasonable allowance for reserves, the Managing General Partner shall reduce such allowance to the extent necessary to ensure that annual distributions of Cash Flow to each Partner will be in an amount at least equal to the annual income tax liability (exclusive of income tax liability resulting from a transaction pursuant to section 16(b) or (c)) of each such Partner (determined assuming that the maximum possible income tax rate is applicable) resulting from the allocation to the Partner of his share of the Partnership’s Taxable Income and Taxable Loss.  Cash Flow is to be calculated separately for each Partner on the theory that each Partner owns the assets of the Partnership contributed by such Person directly.  For this purpose, if a Partner has contributed Marketable Securities to the Partnership, such Marketable Securities (including stock dividends thereon, stock splits or other recapitalizations) shall be allocated to the contributing Partner (or such Partner’s assigns).  In addition, Cash Flow shall be calculated and distributed separately for each of the Class A Partnership Interests and the Class B Partnership Interests and the assets of the Partnership allocated to such interests.

“Class A Partnership Interest” means an interest in the Partnership represented by the Capital Account associated only with the Partnership’s ownership of those assets listed on Exhibit A-1 attached hereto and made a part hereof (the “Class A Properties”), and the right to receive a percentage share of the income, gain, loss, deduction, cash and other distributions and liquidation proceeds associated with such property, all subject to and interpreted in accordance with the terms of this Agreement.  A Class A Partnership Interest may be expressed in units with each unit representing ownership of a one percent interest in the class A Properties.

“Class B Partnership Interest” means an interest in the Partnership represented by a partner’s Capital Account relating to all assets of the Partnership other than those assets listed on Exhibit A-1 attached hereto and made apart hereof, (i.e., excluding the Capital Account relating to the Class A Properties), and the right to receive his percentage share of the income, gain, loss, deduction, cash and other distributions and liquidation proceeds of the Partnership (other than those associated with Class A Partnership Interests), all subject to and interpreted in accordance with the terms of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, or any subsequent federal law concerning income taxes that is enacted in substitution for the Code.

“General Partner” means any Person admitted as a general partner in accordance with this Agreement.

“General Partnership Interest” means the Partnership Interest of a General Partner, in his capacity as a General Partner.

“Limited Partner” means any Person admitted as a limited partner in accordance with this Agreement.

“Limited Partnership Interest” means the Partnership Interest of  Limited Partner, in the capacity as a Limited Partner.

“Majority in Interest” when used in regard to the degree of consent, approval or agreement required among the Partners, means Partners whose aggregate Percentage Interests constitute over 50% of the total aggregate Percentage Interests then outstanding.

“Managing General Partner” means the Person designated in this Agreement as the general partner responsible for management of the affairs of the Partnership, including all voting rights with respect to, and control over, Marketable Securities, and thereafter any Person which becomes a general partner responsible for management of the affairs of the Partnership pursuant to this Agreement, in the Person’s capacity as a managing general partner of the Partnership.

“Marketable Securities” means securities, including stock, which are traded on an established securities market, whether or not registered under the Securities Act of 1933.

“Partner” means each Person which is a General Partner or a Limited Partner.

“Partnership” means the SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP, the limited partnership formed in accordance with the Act pursuant to this Agreement.

“Partnership Interest” includes only a Partner’s Capital Contribution and right to receive his Percentage Interest and excludes Partnership Rights.

“Partnership Rights” excludes the Partnership Interest of a Partner, and includes, in addition to other rights provided in this Agreement, the rights provided to him by the Act except to the extent such rights are inconsistent with the provisions of this Agreement.

“Percentage Interest” shall mean a partner’s percentage share from time to time of the Net Profits and Net Losses, taxable income or taxable loss, Cash Receipts, cash and other distributions and liquidation proceeds of the capital of the Partnership attributable to a particular class of Partnership Interests all subject to and interpreted in accordance with the terms of this Agreement.  The Percentage Interest of partners for each class of Partnership Interests shall be proportionate to the Capital Accounts of the partners in that class of Partnership Interest at all times so that, for example, if a Partner’s Capital Account in one class is 100 and the aggregate of all Capital Accounts in the same class of Partnership is 1000, the partner’s Percentage in that class of the Partnership is 10%.  Except as otherwise provided in this Agreement, in the event of a change among the partners in the Percentage Interest in the Partnership during the year, the Partnership shall use a closing-of-the-books method with respect to such change or changes in Percentage Interest in computing a partner’s share of profits and losses, taxable income and taxable losses, and entitlement to distributions during such year.

“Person” means any individual and any general or limited partnership, corporation, estate, joint venture, trust, business trust, cooperative, association or other organization.

“Profits and Losses” means the annual net income or loss of the Partnership determined on a generally accepted accounting principles basis, as disclosed on the annual financial statements of the Partnership, except that Profits and Losses shall be computed separately for each of the Class A Partnership Interests and Class B Partnership Interests.  If the Partners have elected for the Partnership to be excluded from the application of Subchapter K of Chapter 1 of the Code, the provisions relating to Profits and Losses shall be of no effect during such period at the Partnership level, but will be separately computed for each Partner.

“Property” means any real, personal, tangible or intangible property contributed by a Partner to the equity of the Partnership or otherwise acquired by the Partnership.

“Pro Rata” means in the proportion that the Percentage Interest of each Partner bears to the total Percentage Interests of all the Partners.

“Retirement” means the death, Bankruptcy, adjudication of incompetency as determined by a court of appropriate jurisdiction, dissolution and liquidation or termination of existence, merger or consolidation (except as provided in sections 33 and 34) of a Partner, or the sale, lease or other disposition of all or substantially all the property of a Partner (except as provided in sections 33 and 34).

“Taxable Income or Taxable Loss” means the net income or loss of the Partnership for federal income tax purposes, as determined at the close of the Partnership’s fiscal year by the accountants employed by the Partnership to prepare its income tax returns.  If the Partners have elected for the Partnership to be excluded from the application of Subchapter K of Chapter 1 of the Code, the provision shall be of no effect for federal income tax purposes during such period, but will be separately computed for each Partner.

2.           Captions and Certain Terms.  The titles and captions preceding the text of the articles and sections of this Agreement are solely for the convenience of reference and neither constitute a part of this Agreement nor affect its meaning, interpretation, or effect.  The words “hereby,” “herein,” “hereof,” “hereto,” “hereunder,” and terms of similar import refer to this Agreement as a whole and not to any particular article, section, subsection or other part of this Agreement.

3.           Severability.  If any article, section or other provision of this Agreement, or its application, is held to be invalid, illegal or unenforceable in any respect or for any reason, the remainder of this Agreement and the application of such article, section or other provision to a person or circumstance with respect to which it is valid, legal and enforceable is not affected.

4.           Limitation of Grant.  Nothing in this Agreement, whether express or implied, is intended or may be construed to confer upon, or to grant to, any creditor or any other Person (other than the Partners and their legal and personal representatives, heirs, successors and permitted assignees) any right, remedy or claim under or because of this Agreement or any covenant, condition or stipulation of it.

ARTICLE II

ORGANIZATION OF PARTNERSHIP

5.           A.           Formation, Name, Office and Registered Agent.  The Partnership was organized as of the effective date of this Agreement and the signatories to this Agreement constitute the members of the Partnership under the Act as of such date and as of the date hereof.  The rights and obligations of the Partners are determined by the Act, except as otherwise expressly provided in this Agreement.  The name of the Partnership is “SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP.”  The recordkeeping office of the Partnership and its principal place of business are located at the residence of the Managing General Partner where the Managing General Partner performs administrative services on behalf of the Partnership.  The Partnership does not have a principal business office.  The Managing General Partner may change the name of the Partnership or may designate the location of its principal business office at any time and from time to time by giving written notice of such change to each Partner.  The registered agent and registered office of the Partnership is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

B.           General and Limited Partners.  Carol Allison was the initial Managing General Partner of the Partnership but Carol Allison resigned on the date indicated on the signature page hereto and was replaced by Steven Blechner as the General Partner of the Partnership.  The initial Limited Partner of the Partnership is Barry Silverstein.

C.           Certificate of Limited Partnership.  In connection with the execution of this Agreement, the Managing General Partner signed a certificate of limited partnership, pursuant to the Act.  The Managing General Partner shall cause the certificate to be filed with the Delaware Secretary of State.  The certificate also has been amended to implement the changes in General Partners.  The Managing General Partner shall amend the certificate when required under this Agreement and shall execute the amended certificate as required by the Act.

6.	Purpose of Partnership.

(a)	Except as provided in 6(c) below, the purposes of the Partnership are to:

(i)	invest in, own, sell, acquire, manage and exercise the voting rights associated with Marketable Securities,

(ii)	after approval by a Majority in Interest, acquire, hold, sell, own, improve, develop or lease other types of property in addition to Marketable Securities, and

(i)	engage in any other lawful activity for profit approved by an affirmative vote of a Majority in Interest.

(b)
Notwithstanding Section 6(a), unless unanimously approved by the Partners, the Partnership shall not engage in any activity(ies) which would result, based upon opinion of tax counsel, in the characterization of the Partnership as an investment company as that term is used in Section 721(b) or any successor provision of the Code.

(c)
Subsequent to the date of commencement of existence of the Partnership, the Partners may make the election set forth in Treas. Reg. § 1.761-2 to have the Partnership excluded from the application of Subchapter K of Chapter 1 of the Code until such time as a Majority of Interest determine to have the Partnership engage in an activity other than investing in Marketable Securities and other intangible assets.  Until such time as the Partnership engages in other than investment activities, and if the aforementioned election is made, it is the intention of the Partners that the Partnership shall be only for investment purposes and shall not actively conduct business.  It is the intention of the Partners that the Partnership shall have legal title to, and ownership of, Marketable Securities, so as to effectuate the co-ownership of the Marketable Securities by the Partners.  As is evidenced by various provisions of this Agreement, each Partner reserves the right separately to take or dispose of their shares or interests in the Marketable Securities and the other assets contributed by such Partner to the Partnership.  Further, during the period Subchapter K does not apply to the Partnership, this Agreement is to be interpreted in a manner that will give effect to such election.

7.           Term of Partnership.  The term of the Partnership shall continue until the earlier of (i) December 31, 2020, or (ii) the death or adjudication of incompetency as determined by a court of appropriate jurisdiction of Barry Silverstein, unless the Partnership is earlier dissolved and terminated under this Agreement.

8.           Authorized Acts.  In furtherance of its purposes, but subject to every other provision of this Agreement, the Partnership, through, and only through, the actions of the Managing General Partner acting alone, is authorized to do the following:

(a)           acquire by purchase, lease or otherwise, any real or personal, tangible or intangible property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Partnership;

(b)           construct, operate, maintain, finance, improve, own, sell, convey, exchange, assign, mortgage or lease any property (or a part thereof) as may be necessary, convenient or incidental to the accomplishment of the purposes of the Partnership;

(c)           borrow money and issue evidences of indebtedness in furtherance of any purpose of the Partnership and secure the same by a mortgage, pledge, security interest or other liens on the property, any part thereof, any interest therein or on any improvements thereto;

(d)           prepay, in whole or in part, refinance, increase, renew, modify or extend any indebtedness of the Partnership and, in connection therewith, extend, renew or modify any mortgage, pledge, security interest or other lien affecting any property;

(e)           invest and reinvest the assets of the Partnership in, and purchase, acquire, hold, sell, transfer and exchange securities of all kinds, including Marketable Securities;

(f)           lend money to Partners;

(g)           exercise the voting rights associated with property owned by the Partnership; and

(h)           enter into any activity and perform and carry out any contract in connection with, or necessary or incidental to, the accomplishment of the purposes of the Partnership.

9.           Co-Ownership of Partnership Interests.  Any consent required by a Partner shall require the action or vote of each Person (or in such other manner as such Persons have designated in writing to the Partnership) having an interest in such Partnership Interest, with a majority approval needed for consent.  On the death of a co-owner of a Partnership Interest held in either joint tenancy with right of survivorship or tenancy by the entirety, the Partnership Interest is owned solely by the survivor as a Partner, and not as an assignee.  The Partnership need not (although it may) recognize the death of a co-owner of a Partnership Interest until the Managing General Partner receives notice of the death.  A co-owner of a Partnership Interest may sever the tenancy by giving to the Managing General Partner notice to that effect, and signed by the co-owner requesting the severance in the case of a joint tenancy, and by both co-owners in the case of a tenancy by the entirety.  Upon receipt of the notice and the certificate evidencing the Partnership Interest owned by the co-owners, the Managing General Partner shall cause the Partnership Interest to be allocated as directed by the co-owners and shall indicate on the Partnership records such allocation.  In absence of joint direction, the interests shall be allocated between the owners as the severed ownership interests would be valued for federal estate tax purposes.

10.           Representations and Warranties of the Limited Partners.  As a condition to becoming a Limited Partner of the Partnership, each Limited Partner represents, warrants, and covenants to each General Partner and the Partnership as follows:

(a)           He will not assign, sell, mortgage, pledge, or otherwise transfer or encumber any of his rights under this Agreement except as expressly permitted under this Agreement and applicable laws;

(b)           He was granted full and unrestricted access to the Partnership’s business premises, offices and properties and its business, partnership and financial books and records as he required, and was permitted to examine the foregoing, to question the General Partner, and to make all other investigations that he considered appropriate to determine or verify the business or condition (financial or otherwise) of the Partnership and to consummate the transactions contemplated by this Agreement;

(c)           The Partnership furnished him all additional information concerning the Partnership’s business and affairs that he requested;

(d)           He was permitted to ask questions of, and to receive answers from, the General Partner concerning the terms and conditions of an investment in a Limited Partnership Interest, and to obtain all additional information he considered necessary to verify the accuracy of the information received by him from the General Partner, and he understands the risks associated with an investment in the Partnership and that such an investment is highly speculative;

(e)           Because of his considerable knowledge and experience in financial and business matters in general and securities investments in particular, he is able to evaluate the merits, risks, and other factors bearing on the suitability of a Limited Partnership Interest as an investment;

(f)           His income and net worth are such that he is not now, and does not contemplate being, required to dispose of any investment in the Partnership to satisfy any existing or expected obligation, and he is otherwise fully able to bear the economic risks of his proposed investment in the Partnership, including the risk of losing all or any part of his investment in the Partnership and the probably inability to sell, transfer, or pledge, or otherwise dispose of an investment in the Partnership for an indefinite period;

(g)           He is acquiring a Limited Partnership Interest solely for his own account, as principal, for investment purposes and not with a view to or for resale in connection with any distribution or underwriting of any Partnership Interests;

(h)           He understands that the Limited Partnership Interest that he will purchase has not been and will not be registered under either the Securities Act of 1933 or any state securities law, that he must hold the Limited Partnership Interest indefinitely unless the Partnership Interests are subsequently registered under those laws or transferred in reliance on advice of counsel satisfactory to the Partnership that registration under those laws is not required, and that stop-transfer instructions will be noted in the appropriate records of the Partnership;

(i)           He understands that the document evidencing a Limited Partnership Interest acquired by him will bear the following legend:

These Securities have not been registered under either the Securities Act of 1933 or any state securities law and were acquired pursuant to an investment representation by the record owner.  These securities are not transferable absent either registration under the Act and every applicable state securities law or advice of counsel satisfactory to the Partnership that registration in not required.  Additionally, these securities are subject to certain transfer restrictions set forth in the Limited Partnership Agreement of the Partnership.  Reference may be made to the Limited Partnership Agreement for the details of those restrictions.

(j)           He understands that a legend substantially identical to the one described above will be placed on every new document issued upon a transfer of a Limited Partnership Interest;

(k)           He shall not sell, transfer, pledge, or otherwise dispose of any part of his Limited Partnership Interest, unless the Partnership Interests are registered under the Securities Act of 1933 and under every applicable state securities law or unless the Partnership is furnished with advice of counsel satisfactory to it that registration under those laws is not required; and

(l)           He understands that the Partnership does not file periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

ARTICLE III

PARTNERSHIP CAPITAL

11.           Capital Contributions.

(a)           Upon executing this Agreement, each Partner shall make or has made a Capital Contribution in the amount and of the type, and initially shall have a Percentage Interest equal to the percentage, set forth opposite his name on Exhibit A.  Partners may make (but Limited Partners are not required to make) additional Capital Contributions at such time and in such amount as they in their sole discretion shall determine but only if the Managing General Partner and a Majority in Interest consent to such additional Capital Contributions.  Upon the assignment of any Partnership Interest, the making of an additional Capital Contribution or any return of a Capital Contribution, or any substitution of a Partner, Exhibit A shall be amended to accurately reflect the name, address, Capital Contribution and Percentage Interest of each Partner.  Each Parties will also be assigned either or both as Class A and Class B Partnership Interest depending on the assets contributed by each Partner and as they shall mutually agree at the time of contribution.

(b)           Notwithstanding (a) above, no Capital Contributions shall be made or permitted by any Partner which would result, directly or indirectly, in the Partnership being treated as an investment company under section 721(b) of the Code, and any such attempted Capital Contribution shall be void ab initio.  The Managing General Partner shall withhold its consent to the making of an additional Capital Contribution, unless it has satisfied itself (by seeking advice of legal counsel or otherwise) that the making of the additional Capital Contribution will not result, directly or indirectly, in the Partnership being treated as an investment company under section 721(b) of the Code.

(c)           A Partner shall not receive from the Managing General Partner or out of Partnership Property, and the Managing General Partner and the Partnership shall not return to a Partner, any part of his Capital Contribution, except as set forth in Articles V, VIII and IX of this Agreement and such distribution is determined to be a return of a Partner’s Capital Contribution, and then only if all liabilities of the Partnership, except liabilities to the Partners on account of their Capital Contributions, have been paid or there remains property of the Partnership sufficient to pay them.  The Partnership shall not pay interest on Capital Contributions, and, a Partner may demand and receive only cash in return for his Capital Contribution, except to the extent provided for in Articles V and IX of this Agreement or unless the Liquidator (as defined in section 37) decides to distribute Partnership property in kind upon the dissolution, winding-up, and termination of the Partnership, or unless the distribution of property to a Partner is unanimously approved by the Partners.  Each Partner, by signing this Agreement or a counterpart of it, consents to all distributions authorized by this Agreement and releases all other Partners from all liability to both him and the Partnership for all distributions made in accordance with this Agreement.

12.           Capital Account.

(a)           The Managing General Partner shall establish and maintain a Capital Account for each Partner in the Partnership’s books of account. Capital Accounts shall be maintained and adjusted in accordance with generally accepted accounting principles. A Limited Partner shall not be obligated to restore a deficit balance in its Capital Account, except to the extent required by the Act. Consistent with these capital account maintenance rules, the Managing General Partner shall credit to each Partner’s Capital Account the amounts of the Partner’s Capital Contributions and any Profits allocated to the Partner. The Managing General Partner shall charge to or deduct from each Partner’s Capital Account the amounts of all distributions (in cash or other property) or the Partner and any Losses allocated to the Partner. If any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferror to the extent it relates to the transferred interest.

(b)           The provisions of this section and the other provisions of this Agreement pertaining to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) (or any successor provision thereto), and shall be interpreted and applied in a manner consistent with such Regulations. In the event that Managing General Partner determines that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with such Regulations, provided that it is not likely to have a material effect on the amounts distributable to any Partner without such Partner’s consent and upon receipt of an opinion of tax counsel to the Partnership concluding that such modification will be given effect for federal income tax purposes, the Managing General Partner may make such modification.

(c)           The Managing General Partner shall revalue the Partnership’s Property (based on its fair market value as of the moment immediately preceding the relevant event) and shall adjust Capital Accounts to take into account any resulting Profit or Loss (determined as if the Partnership sold all its Property for cash equal to the Property’s fair market value) upon the occurrence of either of the following events: (1) the making by any Partner of any non-Pro Rata additional Capital Contribution, (2) the partial or complete withdrawal of a Partner’s Partnership Interest, or (3) the admission of a Partner.

(d)           For the purposes of determining Percentage Interests, making allocations and distributions pursuant to Articles IV and V, and wherever else relevant in this Agreement, multiple Capital Accounts shall be maintained for each partner who owns more than one class of Partnership Interest. A combined Capital Account shall also be maintained for each partner who has more than one class of Partnership Interest. The combined Capital Account shall be relevant for determining the total amount of distributions to a partner in the event of the liquidation of the Partnership. In the event that a Partner with more than one class of Partnership Interest has a positive combined Capital Account balance at the time of the liquidation of the Partnership, but has a deficit in one of the separate Capital Accounts, liquidating distributions shall be made only to the extent of the net positive balance.

13.            Expenses Paid by Partners. Any Partnership expense reasonably paid by any Partner on behalf of the Partnership is an indebtedness of the Partnership to the Partner and does not increase the Partner’s Partnership Interest or Percentage Interest. The Partnership shall reimburse the Partner as soon as practicable and may pay interest on the indebtedness.

14.            Loans by Partners; Restrictions on Borrowing. The Managing General Partner may borrow money on behalf of the Partnership from any Partner in such amounts and for such purposes as it considers necessary, convenient or incidental to the accomplishment of the purposes of the Partnership. Each loan to the Partnership by a Partner (excluding reimbursable expenses) shall be evidenced by a promissory note or similar instrument of the Partnership, may be secured by a lien on the Property, may bear interest at a rate determined by agreement between such Partner and the Managing General Partner and may be subject to such other terms and conditions as are agreed to by such Partner and the Managing General Partner. The Partnership may prepay each loan from a Partner in whole or in part, at any time and from time to time, without premium or penalty. The Managing General Partner may not borrow money from persons other than Partners or pledge Partnership assets without the express written consent of the non-managing general partner.

ARTICLE IV

PROFITS AND LOSSES AND TAXABLE INCOME AND TAXABLE LOSS

15.           Allocations.

(a)           Allocation of Profits and Losses.

(i)           Profits and Losses of the Partnership shall be determined for each fiscal year of the Partnership in accordance with the cash method of accounting, with such exceptions thereto as are set forth in this Agreement, and otherwise in accordance with generally accepted accounting principles applied in a consistent manner.

(ii)           Except as otherwise provided, the Partnership’s Losses, if any, arising in a fiscal year shall be allocated among the Partners as follows:

(1)           FIRST: To the extent of the aggregate positive Capital Account balances of the Partners as of the end of the fiscal year, Pro Rata to the Partners taking into account any changes in Partnership Percentage Interests during the fiscal year.

(2)           SECOND: Pro Rata, to the General Partner.

(iii)           Profits arising in a fiscal year shall be allocated among the Partners as follows:

(1)           FIRST: To the General Partner until Profits allocated to the General Partner during the term of the Partnership pursuant to this Section 15(a)(ii)(1) equal Losses allocated to the General Partner during the term of the Partnership pursuant to Section 15(a)(ii)(2) then

(2)           SECOND: To the Partners Pro Rata taking into account any changes in Partnership Percentage Interests during the fiscal year.

(b)        Allocation of Taxable Income and Taxable Loss.

(i)           Except as otherwise provided in this section 15(b), allocations of tax items among the Partners shall be consistent with corresponding book (Profits and Losses) items (if any). For tax purposes, Profits and Losses, or any item thereof, shall be appropriately adjusted to reflect Taxable Income and Taxable Loss, or any item thereof, as determined under the Code and shall be allocated among the Partners in such a manner as to comply with the provisions of the Code and Regulations thereunder (including, if necessary, the “minimum gain chargeback provisions” of the Regulations under Section 704 of the Code). For example, any gain or loss recognized by the Partnership with respect to property contributed to the Partnership by a Partner shall be shared among the Partners so as to take account of the variation, if any, between the basis of the property to the Partnership and its fair market value at the time of contribution or revaluation, whichever is applicable, so as to comply with the requirements of Section 704 of the Code. Thus, for example, if a Partner contributes Property to the Partnership whose agreed fair market value exceeds its adjusted basis in the hands of the contributing Partner (“built-in gain”), and there have been no events giving rise to a revaluation, built-in gain with respect to such contributed Property shall first be allocated to such contributing Partner when the Partnership recognizes gain upon a disposition of such contributed Property, but not in an amount in excess of such built-in gain; the remaining balance of such recognized gain, if any, shall be allocated among the Partners as set forth herein. The allocation of built-in gain to a contributing Partner shall not increase such Partner’s Capital

Account, because such gain was already taken into account when the built-in gain property was contributed to the Partnership. A Partner who contributes property other than cash shall provide the Managing General Partner with information necessary to verify the contributing Partner’s adjusted tax basis in the items of property contributed by him to the Partnership.

(ii)           Generally, except as provided in section 15(b)(i), Taxable Income and Taxable Loss (and each such income and loss item) shall be allocated Pro Rata among the Partners. In the event, however, that non-Pro Rata distributions of property are made to a Partner or the net proceeds from the sale of property are distributed non-Pro Rata to a Partner, Taxable Income and Taxable Loss derived from such distributions or sales shall be allocated 100% to such Partner, subject only to such modifications as are necessary to comply with Section 704 of the Code. In addition, no allocations of Taxable Loss shall be made to a Limited Partner that would create a deficit balance in the Limited Partner’s Capital Account.

ARTICLE V

DISTRIBUTIONS, WITHDRAWALS AND LOANS

16.        Distributions.

(a)           Cash Flow Distributions. Cash Flow is to be distributed periodically as the Managing General Partner shall determine.

(b)           Partial or Complete Withdrawal by a Partner From the Partnership.

(i)           In the event of a partial or complete withdrawal of a Partner from the Partnership pursuant to Article VIII, the Managing General Partner shall, as promptly as is reasonably possible, distribute to the Partner any assets then owned by the Partnership that were previously contributed by such Partner to the Partnership but this distribution shall be limited to the extent it would cause the Capital Account of such Partner to be negative. If the Partner has a positive Capital Account balance, then the Partnership shall distribute to the Partner his Pro Rata share of the Marketable Securities, cash and other readily divisible assets of the Partnership. The withdrawing Partner shall also be entitled to receive cash equal in value to his Pro Rata share of the fair market value (as reasonably determined by the Managing General Partner) of any non-readily divisible assets owned by the Partnership. The Managing General Partner shall, as promptly as possible, distribute this additional amount of cash, if any, to the withdrawing Partner. Cash distributions to the withdrawing Partner shall be reduced by such Partner’s Pro Rata share of the liabilities of the Partnership and by any expenses incurred by the Partnership with respect to the withdrawal of the Partner.

(ii)           A Partner may request that all or a portion of the Marketable Securities subject to the requested withdrawal be sold by the Partnership and the net proceeds (after selling and other expenses) distributed as directed by him. In the event that the Managing General Partner is unable or unwilling to sell these Marketable Securities, it shall distribute them to the Partner, unless it is notified by the Partner to cancel the withdrawal.

(iii)           The Managing General Partner shall not be required to distribute to the requesting Partner any assets that the Partnership is legally restricted or prohibited from distributing to the Partner, unless steps can be taken to remove the restriction or prohibition; in which case the requesting Partner shall be charged with the expense of removing such restriction or prohibition. Any distribution hereunder shall also be subject to the limitations set forth in sections 11(c) and 17, respectively.

(c)          Liquidating Distributions. The net proceeds from liquidation of the Partnership’s assets pursuant to its dissolution, winding-up, and termination shall be distributed, and all Profits and Losses resulting from the liquidation of the Partnership Property shall be allocated, among the Partners in the proportions and orders of priority specified in this section 16(c).

(i)         The Liquidator shall distribute the net proceeds from liquidation of the Partnership’s assets as follows:

(1)           FIRST: To pay all the liabilities of the Partnership that are then due and payable, except for both Capital Contributions of Partners and liabilities to the Partners, in the order of priority required by Delaware law; then

(2)           SECOND: To establish any reasonable reserve that the Liquidator may determine is required for unpaid, future, or contingent liabilities or obligations of the Partnership; then

(3)           THIRD: To pay all liabilities of the Partnership to the Partners; Pro Rata according to the amounts of their respective liabilities; then

(4)           FOURTH: To the Partners to the extent of any positive balances in their Capital Accounts, Pro Rata according to the amounts of their respective positive balances; then

(5)           FIFTH: Any remaining net proceeds shall be distributed Pro Rata among the Partners.

(ii)           Any Profits and Losses and Taxable Income and Taxable Loss resulting from the disposition of the Partnership’s assets in the process of liquidation shall be allocated among the Partners in the manner provided in section 15. Any Property distributed in kind in the liquidation shall be valued and treated as if the Property were sold and the cash proceeds were distributed. The Profits and Losses arising from the constructive sale of the Property described in the preceding sentence shall be allocated among the Partners in the manner provided in section 15.

17.           Limitation on Distributions to Partners. A Partner may receive distributions from the Partnership only to the extent the Partnership’s total assets exceed its total liabilities, other than liabilities to the Partners on account of their Capital Contributions.

ARTICLE VI

AUTHORITY, DUTIES, AND LIABILITIES OF PARTNERS

18.           Duties of Managing General Partner. The Managing General Partner, and no other Partners, shall manage the affairs of the Partnership, shall apply himself diligently for the Partnership, and shall devote to the Partnership such time as is necessary and appropriate to manage the business of the Partnership. The Managing General Partner is not required to devote all its business time to the Partnership, and it may engage in other business ventures and employment, including those in competition with the Partnership. In the performance of its duties, the Managing General Partner may hire employees and agents of the Partnership and generally shall supervise and direct all the daily operations of the Partnership.

19.           Managing General Partner’s Fees and Expenses.

(a)           Fees to Managing General Partner. In consideration for performing services described herein, the Managing General Partner may be paid a fee as agreed to by a Majority in Interest. Such fees shall be deemed earned when the services have been performed and, regardless of when paid, shall be non-executory from the date earned and shall be the obligation of the Partnership from and after that date.

(b)           Expenses. Except as otherwise provided herein, the Partnership shall pay all expenses of the Partnership (which expenses may be either billed directly to the Partnership or reimbursed to the Managing General Partner) which may include, but are not limited to: (i) all costs of borrowed money, taxes and assessments on the Property and other taxes applicable to the Partnership; (ii) all costs for goods and materials, whether purchased by the Partnership directly or by the Managing General Partner on behalf of the Partnership; (iii) legal, audit, accounting, brokerage and other professional fees; (iv) fees and expenses paid to independent contractors, mortgage bankers, brokers, insurance brokers and other agents; (v) expenses of organizing, revising, amending, converting, modifying or terminating the Partnership; (vi) expenses in connection with distributions made by the Partnership to, and communications and bookkeeping work necessary in maintaining relations with, Partners; (vii) expenses in connection with preparing and mailing reports to Partners; (viii) costs of any accounting, statistical or bookkeeping equipment necessary for the maintenance of the books and records of the Partnership; (ix) the cost of preparation and dissemination of informational material and documentation relating to the Partnership; (x) except with respect to litigation solely among the Partners as such, costs incurred in connection with any litigation in which the Partnership is involved, as well as in the examination, investigation or other proceedings, conducted against the Partnership by any regulatory agency, including legal and accounting fees incurred in connection therewith; (xi) costs of any computer services or equipment or services of personnel used for or by the Partnership; and (xii) expenses of professionals employed by the Partnership in connection with any of the foregoing, including attorneys, accountants and appraisers.

20.           Authority of Managing General Partner. Except as otherwise provided herein, the Managing General Partner may bind the Partnership to do all acts that are necessary, appropriate, or incidental to the accomplishment of the purposes of the Partnership. Any person dealing with the Partnership or the Managing General Partner may rely on a certificate signed by the Managing General Partner as to the identity of any Partner, the existence or absence of any fact or condition that is necessary to permit action by either the Partnership or the Managing General Partner or germane in any other way to the affairs of the Partnership, and the persons who are authorized to execute and deliver any documents or instruments of or on behalf of the Partnership. Without limiting the generality of the foregoing, the Managing General Partner is specifically authorized to do the following:

(a)           to negotiate and enter into leases and agreements with land or building owners or other Persons, and to incur obligations for, and on behalf of, the Partnership in connection with Partnership business;

(b)           to borrow money on behalf of the Partnership and, as security therefor, to encumber the Property;

(c)           to prepay, in whole or in part, refinance, increase, modify or extend any obligation affecting the Property;

(d)           to sell, exchange, convey and lease the Property;

(e)           to employ from time to time, at the expense of the Partnership, other Persons required for the operation and management of the

Partnership business, including accountants, attorneys and others, who may be Partners, on such terms and for such compensation as the Managing General Partner determines to be reasonable and this may include Persons which are Affiliates;

(f)           to pay all attorney’s and accountant’s fees and other costs incurred in connection with the formation of the Partnership business and the completion of all steps necessary or advisable for the Partnership to comply with applicable laws;

(g)           to assume the responsibilities imposed on the Managing General Partner by the Act;

(h)           to compromise, arbitrate or otherwise adjust claims in favor of or against the Partnership and to carry such insurance as the Managing General Partner considers advisable;

(i)           to exercise the voting rights associated with the securities and other Property owned by the Partnership;

(j)           to commence or defend litigation with respect to the Partnership or any assets of the Partnership as the Managing General Partner considers advisable, at the expense of the Partnership;

(k)           to make, execute, acknowledge and deliver documents of transfer and conveyance and any other instruments that may be necessary or appropriate to carry out its powers; and

(l)           to do all such acts and take all such proceedings and execute all such rights and privileges, although not specifically mentioned herein, as the Managing General Partner considers necessary to conduct the business of the Partnership and to carry out the purposes of the Partnership.

Notwithstanding the foregoing, the Managing General Partner shall not take any of the following actions without the consent of a Majority in Interest:

(1)           assign all or any part of the property for the benefit of its creditors or confess a judgment against the Partnership;

(2)           take any action in contravention of the Act, the certificate of limited partnership or this Agreement;

(3)           sell, lease, transfer, assign, pledge or encumber the property of the Partnership (except with respect to transactions to which section 32 or section 37 applies);

(4)           loan an amount of money in excess of $100,000 to a Partner; or

(5)           admit a Person as a General Partner of the Partnership.

21.           Special Limitation. During the period the Partners have determined that the Partnership will only be availed of only for investment purposes, which shall be the period, if any, contemplated by Section 6(c), the Managing General Partner may not purchase, sell, or exchange Marketable Securities or assets that pertain to a Class B Partnership Interest or other security without the consent of the Partners to whom the Marketable Securities are deemed owned or allocated for federal income tax purposes, but the Managing General Partner shall have voting rights and all other aspects of management and control over such Marketable Securities and assets to which a Class B Partnership Interest pertains.

22.           Dealing with Affiliates. The Managing General Partner may employ and enter into contracts and other arrangements with any Person, including an Affiliate, and may obligate the Partnership to pay reasonable compensation for services rendered by such Persons on terms that, in the judgment of the Managing General Partner, are not less favorable to the Partnership than would be available from an unrelated party.

23.           Indemnification of General Partner. The Managing General Partner need not secure the performance of its duties by bond or otherwise. A General Partner is not liable, responsible, or accountable in damages or otherwise to any Partner or to the Partnership for any act taken or omission made in good faith on behalf of the Partnership and in a manner that such General Partner reasonably believes to be within the scope of the authority granted to it by this Agreement and in the best interest of the Partnership, except for gross negligence or willful misconduct. Any loss, expense (including attorneys’ fees) or damage incurred by a General Partner by reason of any act or omission by it in good faith on behalf of the Partnership and in a manner that it reasonably believes to be within the scope of the authority granted to it by this Agreement and in the best interest of the Partnership (but not, in any event, any loss, expense or damage incurred by a General Partner by reason of gross negligence or willful misconduct) shall be paid to the indemnified General Partner from the Partnership’s assets, to the extent available.

24.           Liability of Limited Partners. The liability of each Limited Partner is limited to its Capital Contributions. Except as provided by the Act, a Limited Partner is not required to contribute money to, or for the liabilities of the Partnership, and is not personally liable for any loss, liability or other obligations of the Partnership.

25.           Authority of Limited Partners and Non-Managing General Partners. The Limited Partners shall not participate in the management of, or have any control over,

the business or policies of the Partnership, nor any control over Marketable Securities, except as required by the Act or permitted by section 20, and the Limited Partners shall not transact any business in the name of the Partnership. Notwithstanding the foregoing, the Partners may make the election set forth in Treas. Reg. § 1.761-2 to have the Partnership excluded from the provisions of Subchapter K of Chapter 1 of the Code. In the event a Partner ceases (whether through removal, death, or resignation) to serve as Managing General Partner, a Majority in Interest of the Partners shall appoint another Partner to serve as the Managing General Partner.

ARTICLE VII

TRANSFER OF PARTNERSHIP INTERESTS

26.           Limited Partners. A Limited Partner shall not pledge, encumber or hypothecate his interest in the Partnership without the consent of the Managing Partner. Otherwise, subject to sections 28 and 29, and only if the Managing General Partner consents, a Limited Partner may make an Assignment of a Limited Partnership Interest. However, an Assignment does not relieve the Limited Partner of his obligations and liabilities under this Agreement, or constitute the assignee a Limited Partner, or confer on the assignee any Partnership Rights. An assignee of a Limited Partner’s Partnership Interest may be admitted and substituted as a Limited Partner and acquire Partnership Rights only upon the satisfactory completion of the requirements specified in section 29. The failure or refusal of the Managing General Partner to consent to the admission of an assignee as a Limited Partner does not affect the right of the assignee to the Partnership Interest of his predecessor in interest.

27.           General Partner. Subject to section 28, a General Partner may make an Assignment, directly or indirectly, of all or any part of its Partnership Interest. However, an Assignment does not relieve such General Partner of its obligations and liabilities under this Agreement, or constitute the assignee a General Partner, or confer on the assignee any Partnership Rights. Subject to section 28, and only if a Majority in Interest consents, a General Partner may make an Assignment of both its Partnership Interest and its Partnership Rights if the assignee assumes in writing all such General Partner’s obligations and liabilities under this Agreement and if all the applicable requirements of section 29 are satisfied. Upon compliance with the immediately preceding sentence, an assignee of such General Partner has all the rights and powers granted to such General Partner under this Agreement and has all the obligations and liabilities of such General Partner under this Agreement.

28.           Restriction on Transfer. Notwithstanding any other provision of this Agreement, an assignment of a Partnership Interest shall not be made, and consent thereto shall be withheld:

(a)           Unless the Managing General Partner has satisfied itself (by seeking advice of legal counsel or otherwise, with any resulting Partnership expense to be reimbursed by the assignor) that the assignment will not have any significant adverse tax effect upon the Partnership or the other Partners;

(b)           Unless the Managing General Partner has satisfied itself (by advice of legal counsel, with any resulting Partnership expense to be reimbursed by the assignor) that the proposed assignment may be made without registration under any applicable securities law; and it will not violate any applicable securities law (including investor suitability standards);

(c)           If the Assignment is sought to be made to:

(i)           a minor or incompetent, except if made by will or intestate succession, or

(ii)           to a Person which is not an Affiliate.

29.           Admission of Substitute Partner. Subject to the other provisions of this Agreement, an assignee of a Partnership Interest may be admitted as a Partner and granted Partnership Rights only if:

(a)           the Assignment is made pursuant to a written instrument in a form satisfactory to the Managing General Partner and specifies the intention of the assignor that the assignee be substituted as a Partner;

(b)           the Managing General Partner consents to the admission by executing two counterparts of this Agreement that evidences the Partnership Rights of the assignee, and if the assignee is to be admitted as a Partner a Majority in Interest consent to the admission;

(c)           the assignee accepts, signs and agrees to be bound by this Agreement, by executing two counterparts of this Agreement, including an amended Exhibit A, and such other documents or instruments as the Managing General Partner requires to effect the admission of the assignee as a Partner;

(d)           the assignee provides the Managing General Partner with evidence satisfactory to it of the assignee’s authority to become a Partner under the terms of this Agreement;

(e)           the assignee pays all filing, publication and other costs (including reasonable attorneys’ fees) incurred by either the Partnership or the Managing General Partner in connection with the admission and substitution of the assignee as a Partner.

Notwithstanding an assignee’s satisfaction of any or all of the conditions specified above, the Managing General Partner, in its absolute discretion, may refuse to consent to the assignee’s admission as a Partner, in which event the assignee will not obtain any Partnership Rights, but will retain only the rights of an assignee under sections 26 or 27.

30.           Rights of Partner After Assignment and Substitution. Upon the Assignment of all his Partnership Interest, and the admission of a substitute partner, a Partner shall cease to be a Partner and to have any Partnership Rights.

31.           Allocations and Distributions After Assignment. For the purposes of allocations of Profits and Losses, Taxable Income or Taxable Loss, and distributions, an Assignment of a Partnership Interest is effective as to the Partnership, and shall be reflected in the records of the Partnership, as of the date that the Managing General Partner receives written notice of the Assignment. The Taxable Income or Taxable Loss, Profits and Losses and cash and other distributions in respect of the assigned Partnership Interest with respect to the fiscal year in which the Assignment of the Partnership Interest occurs shall be divided between the assignor and the assignee according to the method provided to the Managing General Partner by the assignor and the assignee, so long as such method is permitted under the Code and does not adversely affect the other Partners or the Partnership from a tax or economic perspective. The method of allocation shall be provided to the Managing General Partner in the written notice of the Assignment. Any additional costs for computing the allocations hereunder shall be paid by the assignor or assignee, as the case may be. The written notice referred to above shall also contain information as to whether the assignor or assignee shall be responsible for the payment of such additional cost, if any.

ARTICLE VIII

RETIREMENT, WITHDRAWAL, OR REMOVAL OF PARTNERS

32.           Withdrawal of General Partner or Limited Partner.

(a)           A Limited Partner may, at any time, withdraw all or part of his Partnership Interest from the Partnership by providing written notice thereof to the Managing General Partner. Immediately after the receipt of such written notice from a Partner, the Managing General Partner shall make the appropriate distributions to the Partner in partial or complete redemption of his Partnership Interest as set forth in section 16(b).

(b)           A partial withdrawal by a Partner shall be made in increments of one-tenth (1/10th) of one percent (1%) of a Percentage Interest. The written notice of withdrawal from a Partner to the Managing General Partner must state whether the withdrawal is a partial or complete withdrawal and, if a partial withdrawal, must state the Percentage Interest that is being withdrawn. A Partner shall not make a partial withdrawal that will result in his remaining Percentage Interest becoming less than one-tenth (l/10th) of one percent (1%) immediately after the withdrawal.

(c)           The Managing General Partner agrees that it will fully cooperate to the extent permitted by law to accomplish a withdrawal requested by a Partner hereunder. It also agrees that it will not take any action that will obstruct or render impossible the application of this section 32 (such as to pledge the Partnership’s Marketable Securities as collateral to creditors of the Partnership), unless such action is essential to accomplish the purposes of the Partnership.

(d)           The partial withdrawal of a Limited Partner does not dissolve or terminate the Partnership unless there is only one Partner then remaining. The remaining Partners shall amend this Agreement to reflect the partial or complete withdrawal of the Partner from the Partnership, if and to the extent necessary.

(e)           Upon the giving of the notice of withdrawal pursuant to Paragraph (a), and upon the dissolution of the Partnership, the voting rights with respect to any Marketable Securities allocable to the Percentage Interest being withdrawn shall be vested in the withdrawing Partner or Partners, and the Partnership shall have no voting rights with respect to such stock.

(f)           The complete withdrawal of all the Limited Partners shall constitute a dissolution of the Partnership pursuant to Article IX.

33.           Retirement, Removal, or Withdrawal of Managing General Partner. The Managing General Partner may withdraw any part of its General Partnership Interest without the consent of a Majority in Interest. The Retirement, removal, or withdrawal of the Managing General Partner shall dissolve the Partnership only if there is no successor General Partner. Notwithstanding the foregoing or anything else in this Agreement to the contrary, a merger, consolidation, or reorganization of a Managing General Partner who is not a natural person, or a sale of all or substantially all its assets that includes its Partnership Interest, is not a Retirement or withdrawal of such Managing General Partner if the resulting, surviving or acquiring Person is an Affiliate and becomes substituted as the Managing General Partner of the Partnership. The resulting, surviving or acquiring Person is substituted as the Managing General Partner without further act if it gives notice of the substitution to the Partners before the effective date of the merger, consolidation, reorganization or sale. Each Partner consents to the admission and substitution of such substitute Managing General Partner pursuant to this section 33, and no further consent or approval of any Partner is required.

34.           Retirement of Limited Partner. The Retirement of a Limited Partner does not dissolve or terminate the Partnership except as provided in section 36(g), but the legal or personal representatives, heirs, successors, assignees, or stockholders of a Retired Limited Partner, subject to section 26, shall succeed to the Partnership Interests of the Retired Limited Partner and may make an Assignment of the Partnership Interests within the limitations set forth in this Agreement.

35.           Rights of Partner After Retirement, Removal, or Withdrawal. A Partner ceases to have any Partnership Rights upon his Retirement, removal, or complete withdrawal from the Partnership. However, until the appropriate distributions, if any, are made to a Retired, removed, or withdrawn Partner for his Partnership Interest, the Retired, removed, or withdrawn Partner is entitled to receive the allocations of Profits and Losses, Taxable Income or Taxable Loss and all distributions referred to in section 16 applicable to his Partnership Interest.

ARTICLE IX

DISSOLUTION

36.           Events of Dissolution. The Partnership shall be dissolved, and unless reconstituted shall be terminated, upon:

(a)           the expiration of its term;

(b)           the vote of a Majority in Interest to dissolve the Partnership;

(c)           the Partnership being adjudicated insolvent or bankrupt;

(d)           the Retirement, removal, or withdrawal of the Managing General Partner;

(e)           the death of Barry Silverstein; or

(f)           the sale of all or substantially all of the Partnership’s Property.

(g)           the complete withdrawal of the Limited Partners.

37.           Winding-Up and Distributions. Upon the dissolution of the Partnership pursuant to section 36, and unless the Partnership is reconstituted, the winding-up of the Partnership’s business and the liquidation and distribution of Partnership assets must be carried out with due diligence and in a timely manner, and consistent with both the requirements of applicable law and the following provisions of this section:

(a)           The Managing General Partner shall be responsible for taking all actions relating to the winding-up, liquidation, and distribution of assets of the Partnership, unless its Retirement, removal, or withdrawal causes the dissolution, in which case the fiscal agent, liquidator, or receiver appointed (without judicial action) by a Majority in Interest shall be so responsible. The Managing General Partner, or the appointed fiscal agent, liquidator, or receiver, is referred to in this Agreement as the “Liquidator.” A Limited Partner can be appointed to be the Liquidator. The Liquidator shall file all certificates or notices of the dissolution of the Partnership as required by law. Upon the complete liquidation and distribution of the Partnership assets, the Partnership shall terminate, and the Liquidator shall execute, acknowledge, and cause to be filed all certificates and notices required by law to terminate the Partnership.

(b)           The Liquidator shall proceed without unnecessary delay to sell and otherwise liquidate the Partnership’s assets. Unless directed otherwise by a Majority in Interest, all Marketable Securities, cash and other readily divisible or fungible assets of the Partnership shall be distributed directly to the Partners in the manner set forth in section 16(c)(i). The Liquidator shall promptly sell the other assets of the Partnership unless it determines that an immediate sale of part or all of such assets would cause undue loss to the Partners. In such case, the Liquidator, to avoid such loss, may defer the liquidation of the Partnership assets for a reasonable time, except for those liquidations that are necessary to satisfy the debts and liabilities of the Partnership to persons and parties other than the Partners. The Liquidator shall distribute the proceeds from the liquidation of the Partnership’s assets as provided in section 16(c).

(c)           Upon the dissolution of the Partnership pursuant to section 36, and unless the Partnership is reconstituted, the Liquidator shall cause the accountants for the Partnership to prepare within ninety (90) days after the occurrence of the event of dissolution, and immediately thereafter shall furnish to each Partner, a statement setting forth the assets and liabilities of the Partnership as of the date of its dissolution. The Liquidator, promptly following the complete liquidation and distribution of the Partnership’s assets, shall cause the Partnership’s accountants to prepare, and the Liquidator shall furnish to each person who is a Partner immediately before the dissolution, a statement showing the manner in which the Partnership assets were liquidated and distributed.

38.           Distribution of Liquidation Proceeds and Assets and Allocation of Gains and Losses. Subject to the last sentence of 12(d), the net proceeds from liquidation of the Partnership’s assets and the unliquidated Property of the Partnership shall be distributed, and all Profits and Losses resulting from the liquidation of the Partnership shall be allocated, among the Partners in the proportions and orders of priority specified in section 16(c).

39.           Limitation of Liability of Partners. Upon the dissolution of the Partnership and the distribution of the net liquidation proceeds pursuant to section 36 and section 16(c), each Partner shall look solely to the assets of the Partnership for the payment of his unreturned Capital Contributions, and if the Partnership’s assets remaining after the payment or discharge of the debts and liabilities of the Partnership are insufficient to pay the full amount of the unreturned Capital Contributions of each Partner, the Partner shall have no recourse or claim against any Partner or the Partnership with respect to its unreturned Capital Contributions, except for claims for fraud, gross negligence, or breach of fiduciary duty.

40.           Waiver of Right of Partition of Assets. Each Partner, and for his heirs, successors, and assigns, waives his right to the partition of the assets of the Partnership upon the dissolution and liquidation of the Partnership.

ARTICLE X

ACCOUNTING YEAR, BOOKS, RECORDS, AND REPORTS

41.           Books and Records. In accordance with the Act, the Managing General Partner shall maintain at the principal office of the Partnership a complete and accurate set of books of records and accounts, in which it shall make full and complete entries of all dealings or transactions relating to the Partnership’s business and where it shall keep all supporting documentation of transactions with respect to the conduct of the Partnership’s business. The Managing General Partner may delegate responsibility to those persons as a Majority in Interest and agree to compile and maintain all required information and prepare all required materials provided for in this Agreement. Each Partner or his duly authorized representative, upon five days’ advance notice to the Managing General Partner, may examine during normal business hours the books of the Partnership and all other records and information concerning the operation of the Partnership.

42.           Reports. If requested by a Partner at least 30 days prior to the end of a quarter, within 60 days after the end of each fiscal quarter in each fiscal year of the Partnership, the Managing General Partner shall cause to be prepared and sent to each Partner a balance sheet, income statement and cash flow statement of the Partnership for and as of the end of that fiscal quarter, in each case unaudited but accompanied by a report of the activities of the Partnership for that quarter. Within 90 days after the end of each fiscal year of the Partnership, the Managing General Partner shall cause to be prepared and sent to each Partner a financial report consisting of (a) a balance sheet as of the end of the fiscal year; (b) statements of income, partner’s equity, and changes in financial position for the fiscal year; (c) if requested by a Partner, the opinion of the Partnership’s certified public accountant concerning the foregoing financial statements; (d) a summary of the Partnership’s activities for the fiscal year;

(e) a statement showing the distributions to each Partner during the fiscal year and identifying any distributions which constitute a return of Capital Contribution; and (f) a statement showing the amount of Taxable Income or Taxable Loss, and listing each item of income, gain, loss, deduction, or credit allocated or charged against the Partner for federal and state income tax purposes.

43.           Bank Accounts. The Managing General Partner shall maintain the bank accounts of the Partnership in such financial institutions as the Managing General Partner considers appropriate. The Managing General Partner shall make or permit withdrawals from the Partnership’s bank accounts on the signature of the Managing General Partner.

44.           Tax Elections. If the Partnership has not made the election set froth in Treas. Reg. § 1.761-2, or if Subchapter K of Chapter 1 of the Code applies to the Partnership, the Partnership shall file an election under Section 754 of the Code, relating to the optional adjustment to the basis of partnership property, at the first time it is permitted to do so after the beginning of the term of this Partnership. The Managing General Partner shall make or waive, at its discretion, all other tax elections required or permitted to be made by the Partnership under the Code.

45.           Accounting Method and Fiscal Year. The Managing General Partner shall maintain the Partnership records and books of accounts in accordance with the cash method of accounting, with such modifications as are set forth in this Agreement, and otherwise in accordance with generally accepted accounting principles consistently applied. The fiscal year of the Partnership is the calendar year.

ARTICLE XI

GENERAL PROVISIONS

46.           Power of Attorney. Each Limited Partner (including each substitute Limited Partner), by executing a counterpart of this Agreement, irrevocably constitutes and appoints, with full power of substitution, the General Partner as his true and lawful attorney-in-fact, with full power and authority in his name, place and stead to make, execute, acknowledge, deliver, swear to, publish, record and file:

(a)           any certificate or other instrument that may be required to be filed, published or recorded by the Partnership under the Act or any other law of Delaware or that the Managing General Partner considers advisable to file, publish or record;

(b)           all documents (including schedules and amendments to this Agreement) that may be required to effect the continuation or reinstatement of the

Partnership, admit an additional or substitute Partner (other than any approval required of Limited Partners), reduce the Capital Contributions of a Partner, or dissolve and terminate the Partnership; and

(c)           all amendments to this Agreement adopted in accordance with section 54.

The foregoing power of attorney is coupled with an interest, resulting from each Limited Partner’s reliance on the power of the attorney-in-fact to act as contemplated by this Agreement for the purposes described in this section 46. The foregoing power of attorney shall survive the Retirement of a Limited Partner and the Assignment by any Limited Partner of all or any part of his Partnership Interest, except that when an assignee is granted Partnership Rights and admitted as a substitute Limited Partner the power of Attorney of the assignor Limited Partner shall survive the Assignment only for the purpose of enabling the non-managing General Partner to make, execute, acknowledge, deliver, swear to, publish, record and file every instrument necessary to effect the substitution.

47.           Partnership Contracts. The Managing General Partner may enter into agreements and contracts on behalf of the Partnership only if they are in writing and clearly indicate to the other parties that the Partnership is a general partnership of which the Managing General Partner is a general partner.

48.           Conveyances. Subject to section 20, the Managing General Partner may sign any deed, mortgage, lease, bill of sale, security agreement, pledge, contract or other instrument or commitment purporting to convey or encumber any of the Partnership’s Property or any interest therein, whether now or subsequently owned or leased at any time by the Partnership, and no other signature is required.

49.           Notices. To be effective, a notice required or permitted by this Agreement must be in writing, or by telegram, telex or telecopy if promptly confirmed in writing. A notice is given when delivered or, if mailed, when deposited in a United States postal service letterbox to be sent by first-class, postage-prepaid, certified mail, with return receipt requested (whether or not the sender receives the return receipt), and addressed, if to a Partner, at his registered address listed on Exhibit A and, if to the Managing General Partner or the Partnership, to the attention of such Managing General Partner at the Partnership’s principal business office.

50.           Consents. Any consent required by this Agreement may be given as follows:

(a)           by a writing given by the consenting Partner and received by the Managing General Partner or other appropriate recipient at or before the occurrence of the action or other thing for which the consent was solicited, unless the consent is nullified by:

(i)           A writing from the consenting Partner that is received by the Managing General Partner before the occurrence of the action or other thing for which the consent was solicited; or

(ii)           the negative vote by the consenting Partner at any meeting called for the purpose of considering the action or other thing.

(b)           by the affirmative vote of the consenting Partner at any meeting called for the purpose of considering the action or other thing for which the Partner’s consent was solicited.

51.           Meetings. The Managing General Partner may call meetings of the Partners for any purpose, at any, time. The Managing General Partner shall call a meeting of the Partners within 30 days after he receives from a Majority in Interest a written request for a meeting, stating the purpose of the requested meeting and the matters proposed for consideration. Meetings of the Partners may be held at such time, date and place as the Managing General Partner designates. The Managing General Partner shall give notice of any meeting of the Partners not less than ten nor more than 60 days before the date of the meeting, to each Partner at his registered address listed on Exhibit A. The notice shall state the time, date and place of the meeting, the purpose of the meeting and the Partner at whose direction or request the meeting is called. Except in the case of emergency, meetings of the Partnership shall be held in Delaware or South Carolina. If a meeting is adjourned to another time or place, notice of the adjourned meeting is not required if the time and place of the adjournment is announced at the called meeting. The presence in person or by proxy of a Majority in Interest constitutes a quorum at a meeting. Any notice of a meeting required by this section may be waived in writing at, before or after the meeting and shall be deemed to be waived by each Partner who is present in person or by proxy at the meeting. Only those persons who are Partners at the close of business on the day before the meeting are entitled to vote at the meeting. Any Partner entitled to vote at a meeting may authorize any person to act for him by written proxy if a copy of the proxy is delivered to the Managing General Partner before the commencement of the meeting. To be effective, a proxy must be signed by the Partner (and, if applicable, each co-owner) or his duly appointed attorney-in-fact, and no proxy shall be valid for more than 11 months after its date. A proxy is revocable at the pleasure of the Partner granting it.

52.           Binding Effect; Counterparts. The covenants and agreements contained in this Agreement are binding on, and inure to the benefit of, the legal and personal representatives, heirs, successors and permitted assignees of the parties to this Agreement. The parties may execute this Agreement in any number of counterparts, each of which will be an original, but all of which together will constitute one and the same agreement.

53.           Choice of Law. This Agreement and the rights and obligations of the Partners under it are governed by, and construed and enforced in accordance with, the laws of Delaware.

54.           Complete Agreement; Modification. This Agreement contains the final, complete and exclusive expression of the understanding among the Partners with respect to the Partnership and its purposes and objectives and supersedes any prior or contemporaneous agreement or representation, oral or written, by any of them. Except to admit a new or a substitute Partner or to reflect the withdrawal or Retirement of a Partner, this Agreement and every provision of it may be modified or amended only by an agreement in writing signed by or on behalf of all Partners.

55.           Evidence of Partnership Interests. The Partnership Interest of each Partner is evidenced exclusively by a counterpart of this Agreement (including Exhibit A) that has been signed and dated by the Managing General Partner.

56.           Tax Matters Partner. The General Partner or its designee shall be the “tax matters partner” of the Partnership for federal income tax purposes. Pursuant to Section 6223(c)(2) of the Code, upon receipt of notice from the Internal Revenue Service of the beginning of an administrative proceeding with respect to the Partnership, the General Partner, as the tax matters partner, shall furnish the Internal Revenue Service with the names, addresses, and Percentage Interests of each of the Partners. The General Partner agrees not to enter into a settlement agreement pursuant to Section 6224 of the Code without providing at least 30 days advance written notice to each Partner. As tax matters partner, the General Partner shall have absolute discretion regarding whether to seek judicial review of any administrative determination and, if it determines to seek judicial review of Internal Revenue Service action pursuant to Section 6226 of the Code, then the General Partner shall select the judicial forum for such review. The tax matters partner shall receive no compensation for its services as such. The Partnership shall bear all third party costs and expenses incurred by the tax matters partner in performing its duties as such. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm or law firm to assist the tax matters partner in discharging its duties hereunder.

57.           Gender and Number. As used in this Agreement, the masculine gender includes the feminine and neuter, and the singular includes the plural.

58.           Title. Title to any Property acquired by the Partnership shall be taken in the name of the Partnership.

IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each Partner as of the date written beside his name.

GENERAL PARTNER:	GENERAL PARTNER:

/s/ Carol Allison	/s/ Steven Blechner
Carol Allison	Steven Blechner
From December 1, 1998 to	Effective December 28, 1998
December 27, 1998

LIMITED PARTNER:

/s/ Barry Silverstein
Barry Silverstein

RESIGNATION OF GENERAL PARTNER
OF
SILVERSTEIN INVESTMENTS GENERAL PARTNERSHIP

The undersigned, Carol Allison, hereby resign as the General Partner of SILVERSTEIN INVESTMENTS GENERAL PARTNERSHIP effective December 28, 1998 and hereby assign all of my Partnership Interest to Steven Blechner who has agreed to become a General Partner in the Partnership on the terms and conditions set forth in the Agreement of Limited Partnership dated December 28, 1998.

/s/ Carol Allison	/s/ Steven Blechner
Carol Allison	Steven Blechner
Withdrawing General Partner	Successor General Partner

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF LIMITED PARTNERSHIP
OF
SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP

It is hereby certified that:

1.           The name of the limited partnership (hereinafter called the “partnership”) is SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP.

2.           Pursuant to provisions of Section 17-202, Title 6, Delaware Code, the Certificate of Limited Partnership is amended as follows:

Carol Allison has withdrawn as the General Partner and the name and business address of the General Partner who has replaced Carol Allison is as follows:

Steven Blechner
40 Harvestwood Drive
West Bridgewater, MA 02379

The undersigned, the withdrawing and successor general partners of the partnership, executed this Certificate of Amendment on December 28, 1998.

/s/ Carol Allison	/s/ Steven Blechner
Carol Allison	Steven Blechner
Withdrawing General Partner	General Partner

RESIGNATION OF GENERAL PARTNER
OF
SILVERSTEIN INVESTMENTS GENERAL PARTNERSHIP

The undersigned, Carol Allison, hereby resign as the General Partner of SILVERSTEIN INVESTMENTS GENERAL PARTNERSHIP effective December 28, 1998 and hereby assign all of my Partnership Interest to Steven Blechner who has agreed to become a General Partner in the Partnership on the terms and conditions set forth in the Agreement of Limited Partnership dated December 28, 1998.

/s/ Carol Allison	/s/ Steven Blechner
Carol Allison	Steven Blechner
Withdrawing General Partner	Successor General Partner

AMENDMENT NO. 1 TO THE
LIMITED PARTNERSHIP AGREEMENT OF
SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP

This is Amendment No. 1 (the “Amendment”), to the Limited Partnership Agreement (the “Agreement”) of Silverstein Investments Limited Partnership, a Delaware limited partnership (the “Partnership), entered into by and among Steven Blechner, as the Managing General Partner, and Barry Silverstein, as the sole limited partner (“Silverstein”) effective as of October 5, 1999.

BACKGROUND

Steven Blechner, the sole managing general partner of the Partnership, is simultaneously with the execution of this Amendment withdrawing and assigning all of his interest in the Partnership and desires to be replaced by S.B. Investment Management, Inc., a Delaware corporation (“SB Investment”), as the managing general partner of the Partnership, and SB Investment desires to be the substitute managing general partner of the Partnership. Silverstein is the sole limited partner of the Partnership. The parties hereto wish to amend the Partnership Agreement to reflect the change of the general partner of the Partnership. Capitalized terms used herein and not otherwise defined herein have the meaning ascribed to them by the Agreement.

AGREEMENTS

In consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1.           Steven Blechner hereby withdraws as the Managing General Partner of the Partnership and is replaced by SB Investment.

2.           Silverstein hereby acknowledges and consents to the withdrawal of Steven Blechner and to the replacement of SB Investment as the Managing General Partner.

3.           Article II Section 5(B) of the Agreement is amended to change the name of the Managing General Partner from “Steven Blechner,” to “S.B. Investment Management, Inc., a Delaware corporation”.

4.           All references to the Managing General Partner shall mean solely SB Investment. All references to the Partner shall mean Silverstein.

5.           Except as modified herein, the terms of the Agreement are unchanged.

6.            This Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

The parties hereto have executed this Amendment effective as of the date and year stated above.

WITHDRAWING MANAGING GENERAL PARTNER:

/s/ Steven Blechner
Steven Blechner

REPLACEMENT MANAGING GENERAL PARTNER:

MANAGING GENERAL PARTNER

S.B. Investment Management, Inc., a Delaware corporation

/s/ Steven Blechner
Steven Blechner, President

LIMITED PARTNER

/s/ Barry Silverstein
Barry Silverstein

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF LIMITED PARTNERSHIP
OF
SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP

It is hereby certified that:

1.           The name of the limited partnership (hereinafter called the “partnership”) is SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP.

2.           Pursuant to provisions of Section 17-202, Title 6, Delaware Code, the Certificate of Limited Partnership is amended as follows:

Steven Blechner has withdrawn as the General Partner and the name and business address of the General Partner who has replaced Steven Blechner is as follows:

S.B. Investment Management, Inc.
40 Harvestwood Drive
West Bridgewater, MA 02379

The undersigned, the withdrawing and successor general partners of the partnership, executed this Certificate of Amendment on October 5,1999.

S.B. INVESTMENT MANAGEMENT, INC.

/s/ Steven Blechner	By:	/s/ Steven Blechner
Steven Blechner		Steven Blechner, President

Withdrawing General Partner		General Partner